SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)

Pine Valley Mining Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

37936T

(CUSIP Number)

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37936T	13D/A

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES
12,756,551 common shares plus 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
6,125,690 Common Shares (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
12,756,551 Common Shares plus 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007

PERSON	10.	SHARED DISPOSITIVE POWER
WITH
6,125,690 common shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,882,241(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4% (based on 68,886,858 Common Shares issued and outstanding which includes all options exercisable within 60 days)

14.	TYPE OF REPORTING PERSON*

IN

(1) Mr. Smith serves as one of seven trustees of The R. Templeton Smith Foundation, an Ohio-based family charitable foundation (the “Smith Foundation”), which beneficially owns 6,125,690 Common Shares. In that capacity, Mr. Smith may be deemed to share voting and dispositive power with the other trustees for the Common Shares held by the Smith Foundation. Mr. Smith does not have a pecuniary interest in the Common Shares held by the Smith Foundation, and disclaims beneficial ownership of such shares.

(2) Includes all options exercisable within 60 days and the Common Shares of record held by the Smith Foundation.

This Amendment No. 3, dated March 24, 2005, is filed by Mark Smith and amends the Schedule 13D/A as previously filed by Mr. Smith with the Securities and Exchange Commission (“SEC”) on March 4, 2005 (“Schedule 13D”), relating to the Common Shares, without par value, of Pine Valley Mining Corporation whose principal executive offices are located at 535 Thurlow Street, Suite 501, Vancouver, BC V6E 3L2 (“Pine Valley” or the “Issuer”).

Item 3.     Source and Amount of Funds or Other Consideration.

Not Applicable

Item 5.     Interest in Securities of the Issuer.

Mr. Smith has beneficial ownership of 18,882,241 Common Shares, or 27.4% of the Common Shares of Pine Valley, based upon 68,886,858 Common Shares outstanding as reported by the Company. This amount includes the 150,000 options to purchase Common Shares at a price of CD$0.90 per share exercisable until April 28, 2007 and the 6,125,690 Common Shares held by the Smith Foundation.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities ofthe Issuer

On February 25, 2005, Sprott Securities Inc. on its own behalf and on behalf of Canaccord Capital Corporation and Salman Partners Inc. (the “Underwriters”), entered into an agreement to purchase from Mark Smith and the Smith Foundation 1,250,000 Common Shares of the Issuer at a price of CD$5.25 per share for aggregate gross proceeds of CD$6,562,500 (the “Agreement”). Under the terms of the Agreement, the Underwriters also received an option exercisable in whole or in part to purchase up to an additional 1,250,000 Common Shares from Mr. Smith and the Smith Foundation at the price of CD$5.25 per share exercisable until March 22, 2005.

Pursuant to the Agreement, on March 22, 2005, Mark Smith and the Smith Foundation sold 2,250,000 and 250,000 Common Shares of the Issuer, respectively, at a price of CD $5.25 per share for aggregate gross proceeds of CD$13,125,000.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2005

____________________________
Dated

/s/ Mark Smith

By: _____________________________

Name: Mark Smith